UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q1 2016 Results

Item 1

ICL
Where needs take us

Consolidated Financial Statements (Unaudited)

As at March 31, 2016
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

	March 31, 2016	March 31, 2015	December 31, 2015
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	123	165	161
Short-term investments and deposits	89	121	87
Trade receivables	969	1,110	1,082
Derivatives and other receivables	241	180	246
Current tax assets	65	148	45
Inventories	1,444	1,236	1,364
Total current assets	2,931	2,960	2,985

Non-current assets
Investments in equity-accounted investees	148	168	159
Long-term investments and receivables	125	15	126
Financial Assets available for sale	268	-	-
Surplus in defined benefit plan	76	73	89
Non-current inventories	117	57	122
Deferred tax assets	131	176	199
Property, plant and equipment	4,288	3,885	4,212
Intangible assets	1,219	806	1,185
Total non-current assets	6,372	5,180	6,092

Total assets	9,303	8,140	9,077

Current liabilities
Short-term credit	683	798	673
Trade payables	717	559	716
Provisions	50	33	42
Dividend payable	67	60	-
Other current liabilities	528	661	553
Current tax liabilities	60	85	62
Total current liabilities	2,105	2,196	2,046

Non-current liabilities
Long-term debt and Debentures	2,960	1,954	2,805
Long-term derivative instruments and other liabilities	23	21	13
Deferred tax liabilities	296	273	351
Employee benefits	576	682	547
Provisions	129	100	127
Total non-current liabilities	3,984	3,030	3,843

Total liabilities	6,089	5,226	5,889

Equity
Total shareholders’ equity	3,061	2,888	3,028
Non-controlling interests	153	26	160
Total equity	3,214	2,914	3,188

Total liabilities and equity	9,303	8,140	9,077

Israel Chemicals Limited Quarterly Report 1

Condensed Consolidated Statements of Income (Unaudited)

(in millions except per share data)

	For the three-month period ended		For the year ended
	March 31, 2016	March 31, 2015	December 31, 2015
	$ millions	$ millions	$ millions
Sales	1,265	1,403	5,405
Cost of sales	899	957	3,602

Gross profit	366	446	1,803

Selling, transport and marketing expenses	155	170	653
General and administrative expenses	80	76	350
Research and development expenses	17	19	74
Other expenses	10	78	211
Other income	(3)	(212)	(250)

Operating income	107	315	765

Finance expenses	42	90	160
Finance income	(14)	(74)	(52)

Finance expenses, net	28	16	108

Share in earnings (losses) of equity-accounted investees	2	(1)	11

Income before income taxes	81	298	668

Income taxes	22	81	162

Net income	59	217	506

Net loss attributable to the non-controlling interests	(7)	-	(3)

Net income attributable to the shareholders of the Company	66	217	509

Earnings per share attributable to the shareholders of the company:	US $	US $	US $

Basic earnings per share	0.05	0.17	0.40

Diluted earnings per share	0.05	0.17	0.40

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,272,930	1,270,426	1,271,624

Diluted (in thousands)	1,273,499	1,270,637	1,272,256

Israel Chemicals Limited Quarterly Report 2

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the year ended
	March 31, 2016	March 31, 2015	December 31, 2015
	$ millions	$ millions	$ millions
Net income	59	217	506

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation effects	48	(212)	(205)
Changes in derivatives designated as a cash flow hedge	(1)	-	(2)
Changes in fair value of financial assets available for sale	13	-	-
Income tax relating to items that will be reclassified subsequently to income	(3)	-	-
Total	57	(212)	(207)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	(19)	(44)	63
Income tax relating to items that will not be reclassified to net income	6	11	(15)
Total	(13)	(33)	48

Total comprehensive income (loss)	103	(28)	347

Comprehensive loss attributable to the non-controlling interests	(7)	-	(9)

Comprehensive income (loss) attributable to the shareholders of the Company	110	(28)	356

Israel Chemicals Limited Quarterly Report 3

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the year ended
	March 31, 2016	March 31, 2015	December 31, 2015
	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	59	217	506
Adjustments for:
Depreciation and amortization	99	114	430
Revaluation of balances from financial institutes and interest expenses, net	29	(22)	44
Share in losses (earnings) of equity-accounted investees, net	(2)	1	(11)
Other capital losses, net	-	-	5
Share-based compensation	5	2	15
Loss (gain) from divestiture of subsidiaries	1	(209)	(215)
Income tax expenses	22	81	162
	213	184	936

Change in inventories	(57)	82	25
Change in trade and other receivables	114	(105)	(86)
Change in trade and other payables	(11)	30	(106)
Change in provisions and employee benefits	15	(80)	(90)
	274	111	679

Income taxes paid, net of refund	(36)	(32)	(20)
Interest received	-	1	1
Interest paid	(16)	(14)	(87)
Net cash provided by operating activities	222	66	573

Cash flows from investing activities
Investments in shares and Proceeds from deposits, net	(249)	(7)	34
Purchases of property, plant and equipment and intangible assets	(187)	(150)	(619)
Business combinations, net of cash acquired	-	(92)	(351)
Proceeds from divestiture of subsidiaries	17	341	364
Other	(1)	13	25
Net cash provided by (used in) investing activities	(420)	105	(547)

Cash flows from financing activities
Dividend paid	-	-	(348)
Receipt of long-term debt	400	296	1,201
Repayment of long-term debt	(250)	(468)	(846)
Short-term credit from banks and others, net	7	39	8
Net cash provided by (used in) financing activities	157	(133)	15

Net change in cash and cash equivalents	(41)	38	41
Cash and cash equivalents as at beginning of the year	161	138	138
Net effect of currency translation on cash and cash equivalents	3	(10)	(18)
Cash and cash equivalents included as part of assets held for sale	-	(1)	-
Cash and cash equivalents as at the end of the period	123	165	161

Israel Chemicals Limited Quarterly Report 4

Condensed Consolidated Statements of Changes in Equity (Unaudited)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity

			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustment	reserves	at cost	earnings	equity
				$ millions
For the three-month period ended March 31, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	-	1	-	4	-	-	5	-	5
Dividends declared	-	-	-	-	-	(67)	(67)	-	(67)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Comprehensive income	-	-	48	9	-	53	110	(7)	103

Balance as at March 31, 2016	544	150	(352)	91	(260)	2,888	3,061	153	3,214

Israel Chemicals Limited Quarterly Report 5

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity

			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustment	reserves	at cost	earnings	equity
				$ millions
For the three-month period ended March 31, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends declared	-	-	-	-	-	(60)	(60)	-	(60)
Comprehensive loss	-	-	(212)	-	-	184	(28)	-	(28)

Balance as at March 31, 2015	543	134	(413)	68	(260)	2,816	2,888	26	2,914

Israel Chemicals Limited Quarterly Report 6

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity

			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders'
	capital	premium	adjustment	reserves	at cost	earnings	equity
				$ millions
For the year ended December 31, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	- *	-	-	15	-	-	15	-	15
Dividends paid	-	-	-	-	-	(347)	(347)	(1)	(348)
Consolidation of new subsidiary	-	-	-	14	-	-	14	144	158
Comprehensive income	-	-	(199)	(2)	-	557	356	(9)	347

Balance as at December 31, 2015	544	149	(400)	93	(260)	2,902	3,028	160	3,188

* Less than $1 million.

Israel Chemicals Limited Quarterly Report 7

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – “the Company” or “ICL”), is a leading global specialty minerals group that operates a unique, integrated business model.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine-based and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

ICL is a Company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company’s main shareholder is Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete annual financial statements.These consolidated financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2015 (hereinafter – “the Annual Financial Statements”), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in management's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Israel Chemicals Limited Quarterly Report 8

Note 3 - Operating Segments

A. General

1. Information on business segments:

ICL is a global enterprise, which operates mainly in the fields of fertilizers and specialty chemicals, in three reporting segments – fertilizers (that includes potash and phosphate), industrial products and performance products. The segments are described below:

ICL Fertilizers – ICL Fertilizers extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Fertilizers processes the potash into its types and markets it throughout the world. This segment also uses part of the potash to produce compound fertilizers.

In addition, ICL Fertilizers mines and processes phosphate rock in open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in Yunnan district in China, and produces sulfuric acid, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers (based mainly on potash and phosphate), liquid fertilizers and soluble fertilizers in its facilities in Israel and China. ICL Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States, and phosphate-based food additives for livestock in Turkey and in Israel. ICL Fertilizers markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts salt, magnesia and chlorine from Dead Sea brines, and produces chlorine-based products in Israel and the United States. Furthermore, ICL Industrial Products is engaged in the production and marketing of flame retardants and additional phosphorus-based products.

ICL Performance Products – ICL Performance Products cleans some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases clean phosphoric acid from other sources and also manufactures thermal phosphoric acid. The clean phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts, which are also used as a raw material for manufacturing, food additives, hygiene products and flame-retardant and fire-extinguishment products. ICL Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources and manufactures specialty products, based on aluminum acids (hereinafter – “Aluminia”) and other raw materials. The manufacturing of ICL’s performance products is mostly carried out at production sites in Europe (particularly in Germany), the United States, Brazil, Israel, China, Mexico and other countries.

In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium and magnesium alloys.

Israel Chemicals Limited Quarterly Report 9

Note 3 - Operating Segments (cont’d)

A.	General (cont’d)

1. Information on business segments: (cont'd)

As part of the Company's efforts to improve its business management and processes, effective May 1, 2016, their execution will be via business units clustered under two divisions: the Essential Minerals Division – consisting of potash & magnesium and phosphates; and the Specialty Solutions Division – consisting of food, special fertilizers, advanced additives and industrial products. The Company is examining the impacts of this decision, if any, on the operating segments included in the financial statements.

2. Segment capital investments

Segment capital investments for each of the reporting periods include mainly property, plant and equipment and intangible assets acquired as part of business combinations.

3. Inter–segment transfers

Segment revenues, segment expenses and segment results include transfers between business segments, which are accounted for at an arm’s length transfer price, representing the prices charged to external customers for similar goods. These transfers are eliminated as part of consolidation of the financial statements.

Israel Chemicals Limited Quarterly Report 10

Note 3 - Operating Segments (cont’d)

B. Operating segment data

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the three-month period ended March 31, 2016

Sales to external parties	222	434	-	656	282	298	29	-	1,265
Inter-segment sales	38	40	(17)	61	4	23	6	(94)	-
Total sales	260	474	(17)	717	286	321	35	(94)	1,265

Operating income (loss) attributed to segment	26	14	1	41	40	25	(2)		104

Income not allocated to segments and intercompany eliminations									3
Operating income									107

Financing expenses, net									(28)
Share in earnings of equity-accounted investee									2
Income before income taxes									81

Capital expenditures	80	41	-	121	11	15	2	-	149
Capital expenditures not allocated									14
Total capital expenditures									163

Israel Chemicals Limited Quarterly Report 11

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the three-month period ended March 31, 2015

Sales to external parties	343	410	-	753	280	344	26	-	1,403
Inter-segment sales	34	42	(17)	59	3	20	6	(88)	-
Total sales	377	452	(17)	812	283	364	32	(88)	1,403

Operating income (loss) attributed to segment	92	43	1	136	(16)	205	(3)		322

Expenses not allocated to segments and intercompany eliminations									(7)
Operating income									315

Financing expenses, net									(16)
Share in loss of equity-accounted investee									(1)
Income before income taxes									298

Capital expenditures	58	32	-	90	8	105	2	-	205
Capital expenditures not allocated									17
Total capital expenditures									222

Israel Chemicals Limited Quarterly Report 12

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

Year 2015

Sales to external parties	1,292	1,534	-	2,826	1,098	1,388	93	-	5,405
Inter-segment sales	158	169	(86)	241	17	84	26	(368)	-
Total sales	1,450	1,703	(86)	3,067	1,115	1,472	119	(368)	5,405

Operating income (loss) attributed to segment	375	154	-	529	(24)	319	(48)		776

Expenses not allocated to segments and intercompany eliminations									(11)
Operating income									765

Financing expenses, net									(108)
Share in earnings of equity-accounted investee									11
Income before income taxes									668

Capital expenditures	460	426	-	886	50	221	10	(7)	1,160
Capital expenditures not allocated									110
Total capital expenditures									1,270

Israel Chemicals Limited Quarterly Report 13

Note 3 - Operating Segments (cont'd)

C. Sales by Main Business Lines*

	1-3/2016		1-3/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Phosphate	305	24	272	19	1,079	20
Potash & Magnesium	273	22	397	28	1,516	28
Industrial Products	228	18	221	16	874	16
Advanced Additives	207	16	216	15	943	18
Specialty Fertilizers	190	15	195	14	693	13
Food Specialties	162	13	153	11	614	11
All other and setoffs	(100)	(8)	(51)	(3)	(314)	(6)
Total	1,265	100	1,403	100	5,405	100

*Following the Company’s examination of re-definition of its main business lines, as described above, apportionment of part of the Company's product lines to its main business lines may change.

D. Sales by Main Countries

	1-3/2016		1-3/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	253	20	310	22	1,176	22
Germany	147	12	137	10	487	9
China	108	9	81	6	550	10
United Kingdom	98	8	106	8	303	6
Brazil	77	6	96	7	506	9
Spain	75	6	87	6	285	5
France	71	5	97	7	295	6
Israel	53	4	58	4	240	4
Italy	40	3	42	3	116	2
Turkey	36	3	30	2	100	2
Netherlands	26	2	22	1	72	1
India	26	2	48	3	206	4
All other	255	20	289	21	1,069	20
Total	1,265	100	1,403	100	5,405	100

Israel Chemicals Limited Quarterly Report 14

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, long-term investments, short-term credit, payables, long-term loans, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	March 31, 2016		March 31, 2015		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	385	408	193	217	391	411

Debentures bearing fixed interest
Marketable	802	807	801	824	793	803
Non-marketable	278	291	278	288	281	285
	1,465	1,506	1,272	1,329	1,465	1,499

B. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

	March 31, 2016
	Level 1	Level 2	Level 3	Total
	$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	-	26
Financial assets available for sale (1)	-	-	268	268
Derivatives used for hedging, net	-	(11)	-	(11)
	26	(11)	268	283

	March 31, 2015
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	34	-	34
Derivatives used for hedging, net	-	(79)	(79)
	34	(79)	(45)

Israel Chemicals Limited Quarterly Report 15

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Hierarchy of fair value (cont'd)

	December 31, 2015
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	26
Derivatives used for hedging, net	-	(21)	(21)
	26	(21)	5

(1)	Investment in Yunnan Phosphate Chemicals Group Corporation Ltd. ("YTH"):

On January 16, 2016, the Company completed its investment in 15% of the issued and outstanding share capital, on a fully diluted basis, of YTH, by means of payment of about $250 million based on the agreed share price of CNY 8.24 which was determined in December 2014. The share price on the closing date was CNY 9.10 per share. The newly-issued shares will be subject to a three-year lock-up period as required under the PRC law. This investment is classified as a "financial asset available-for-sale”, and is measured at fair value, which includes a discount rate in light of the above-mentioned lock-up period. In subsequent periods, fair value updates of the investment, other than impairment losses, will be recognized directly in other comprehensive income and will be presented in the equity section in a reserve for financial assets available-for-sale.

Measurement of the fair value of the discount rate in respect of the lock-up period was calculated using the Finnerty 2012 Model and, as at March 31, 2016 this rate was about 15.2%. The reversal of the discount will be recognized in other comprehensive income throughout the lock-up period. Pursuant to the Model, the discount rate was estimated based on an assessment of the period in which the restriction on marketability applies and on the standard deviation of the yield per share of YTH in this period. The impact deriving from a possible and reasonable change in these data items, which is not observable, is not material. As at March 31, 2016, the net change in the other comprehensive income amounted to about $10 million.

Israel Chemicals Limited Quarterly Report 16

Note 5 – Long-Term Debt

1.	In March 2016, ICL entered into a revolving credit facility agreement with Bank of America in the amount of $150 million, on the following terms:

a.	The loan agreement is for a term of five full years from the signing date of the credit facility.

b. The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.19% per year.

c.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

Up to 33% use of the credit:	Libor + 0.65%.
From 33% to 66% use of the credit:	Libor + 0.75% (on the entire sum used).
66% or more use of the credit:	Libor + 0.95% (on the entire sum used).

d.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans), a cross-default mechanism and a negative pledge.

As at the signing date of the report, the credit facility had not been utilized.

2.	Subsequent to the date of the report, in April 2016, ICL entered into a revolving credit facility (renewed once a year) with the Bank of Tokyo Mitsubishi UFJ in the amount of RMB 400 million (approximately $62 million), on the following terms:

a.	The loan agreement is for a term of one full year from the signing date of the credit facility, and is renewed on a yearly basis.

b.	The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.15% per year.

c.	Annual interest will apply to the amount of the loan actually used at a rate of CNH HIBOR + 0.5%

d.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans), a cross-default mechanism and a negative pledge.

As at the signing date of the report, the credit facility had been fully utilized.

3.	Subsequent to the date of the report, on April 6, 2016, the Company completed the issuance of new series of debentures (Series E). The debentures (Series E) were listed for trading on the Tel-Aviv Stock Exchange. The aggregate principal amount of about NIS 1.57 billion (about $417 million) is to be repaid in four equal annual payments on March 30 of each of the years 2021 through 2024 (each payment will constitute 25% of the nominal value of the principal). The debentures (Series E) bear interest at the annual interest rate of 2.45%, and the interest is to be paid bi-annually on the outstanding balance of the principal amount on March 30 and September 30 of each of the years between 2016 and 2024 (inclusive), so that the first interest payment will be made on September 30, 2016, and the final interest payment will be made on March 30, 2024. The net consideration received by the Company for the debentures (Series E) is about NIS 1.55 billion (about $413 million) with a yearly effective interest rate of 2.61%.

Israel Chemicals Limited Quarterly Report 17

Note 5 – Long-Term Debt (Cont'd)

3. (cont'd)

The debentures (Series E) are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to adjust up the interest rate in the event of a decrease in the rating of the debentures (Series E) (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5). Standard & Poor’s Maalot rated the Debentures “ilAA”. Most of the proceeds were used to repay part of the Revolving Credit Facility Agreement.

Note 6 - Provision for Employee Retirement

Further to the Company’s efficiency plan, in the first quarter of 2016, the Company signed early retirement agreements with a number of employees in the Industrial Products segment. As a result of the above-mentioned agreements, in the first quarter of 2016, the Company recorded an additional provision for severance pay, in the amount of about $6 million.

Note 7 - Dividend

On May 17, 2016, the Company's Board of Directors decided to distribute a dividend, in the amount of $35 million, about $0.03 per share. The dividend will be distributed on June 22, 2016, with a record date of June 7, 2016.

Note 8 - Contingencies, Litigations and Other Matters

1.	On March 29, 2016, the Company became aware of a claim filed by several plaintiffs in the United States District Court for the District of Columbia, against a large number defendants, alleging civil conspiracy, war crimes, crimes against humanity, genocide, aggravated trespass and pillage. The general claims against the Company are of pillage and aggravated trespass. It is alleged that the Company illegally uses natural resources owned by Palestinians (among other things, by pumping water and extracting minerals from the Dead Sea). The total amount of the claim against all the defendants is $34.5 billion. The Company, together with its legal advisors, is studying the claim. The claim has not yet been duly served. The Company and its legal advisors believe that the chances that the plaintiffs will be able to prove their claims against ICL and collect damages are remote.

2.	Subsequent to the date of the report, in April 2016, regarding the dispute with Haifa Chemicals, the District Court decided to transfer the hearing with respect to the contention of ICL Dead Sea Works Ltd. (DSW) that the Examiner's decisions deviate from the arbitration decision to a re-hearing as part of the arbitration proceedings.

Israel Chemicals Limited Quarterly Report 18

Note 8 - Contingencies, Litigations and Other Matters (Cont'd)

3.	Subsequent to the date of the report, in April 2016, an agreement was signed extending the validity of the collective agreement between DSW and the DSW Employees Committee (hereinafter – "the Employees Committee"), whereby DSW committed, among other things, to pay the employees a one-time grant (which will be paid in installments) in the aggregate amount of about NIS 115 million (about $30 million) in consideration of the Employees Committee's commitment that there will be "industrial peace" (no employee initiated labor interruptions) until September 30, 2017, and the possibility of performing the salt harvesting in the evaporation ponds using the Built-Operate-Transfer (BOT) method. In a case of violation of the agreement during the aforesaid period, the payments not yet made will be cancelled.

4.	Subsequent to the date of the report, in April 2016, the tax court in Belgium rejected the petition filed by ICL's subsidiary with respect to the deductibility of certain expenses in prior periods. Given the court's decision, in its financial statements for the first quarter of 2016, the Company recognized a tax expense, in the amount of about $13 million, which was recorded in the "income taxes" category in the statement of income. The Company is planning to appeal on the matter.

5.	Subsequent to the date of the report, on May 16, 2016 and May 17, 2016, the Human Resources and Compensation Committee and the Company's Board of Directors, respectively, approved an issuance to officers, including the incoming Chairman of the Company's Board of Directors and the Company's CEO, of up to 1,515 thousand of the Company's ordinary shares of NIS 1 par value (hereinafter – "the Shares") and up to 3,931 thousand options exercisable for the Company's shares (hereinafter – "the Options") (the Shares and the Options will be referred to hereinafter as – "the Securities"). The issuance to the incoming Chairman of the Company's Board of Directors and the Company's CEO is subject to approval of the Company's shareholders, and for this purpose a Summons to a General Meeting will be published in the near future, which will include all the details of the issuance as stated. Some of the Securities will vest over 3 years (1/3 each year) and some after 3 years from grant date. The Options will expire at the end of 7 years from the grant date. The exercise price of the Options was determined based on the average price of a Company share on the Tel-Aviv Stock Exchange in the last 30 trading days preceding the approval of the issuance the Company's Board of Directors, which is NIS 17.05.

The entire issuance of the Securities, as stated, is subject to fulfillment of conditions, including approval of the Stock Exchange for registration of the Shares and the exercise shares for trading. Issuance of the Securities will be made immediately upon fulfillment of all the preconditions.

Israel Chemicals Limited Quarterly Report 19

Where needs take us

ICL

Operating and Financial Review
March 31, 2016

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward- looking statements due to various factors, including, but not limited to:

loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors described under ”Item 3. Key Information—D. Risk Factors" in the company's annual report on Form 20-F filled with the U.S Securities and Exchange Commission on March 16, 2016.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

Israel Chemicals Limited Q1 2016 Results 21

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our sales.

Our “2020—Next Step Forward” corporate strategy is targeted to fulfill essential needs in our three core markets. We have developed a strategic plan based on three value-creating pillars: (1) Efficiency: improvements and operational excellence measures in our existing operations; (2) Growth: organic and external expansion of our value chain, from specialty minerals to the agriculture, food and engineered materials end markets; and (3) Enablers: creating one global ICL, strengthening innovation, providing an empowering environment for our employees and aligning management with our external and internal stakeholders in order to support our growth and efficiency goals. We intend to implement this strategy while maintaining our strong financial position and continuing to offer an attractive return to the shareholders.

Segments

Our operations are organized into three segments: (1) Fertilizers – which includes potash and phosphate fertilizers as well as specialty fertilizers; (2) Industrial Products – which includes flame retardants and industrial solutions as well as the Microbial Control and Specialty Minerals business units; and (3) Performance Products – which includes the Advanced Additives and Food Specialties business units.

ICL Fertilizers – ICL Fertilizers extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Fertilizers processes the potash into its types and markets it throughout the world. This segment also uses part of the potash to produce compound fertilizers.

In addition, ICL Fertilizers mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan district in China, and produces sulfuric acid, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers (based mainly on potash and phosphates), liquid fertilizers and soluble fertilizers in its facilities in Israel and China. ICL Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States, and phosphate-based food additives for livestock, in Turkey and in Israel. ICL Fertilizers markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts salt, magnesia and chlorine from Dead Sea brine, and produces chlorine-based products for water treatment in Israel and the United States. In addition, ICL Industrial Products is engaged in the production and marketing of flame retardants and additional phosphorus-based products.

Israel Chemicals Limited Q1 2016 Results 22

ICL Performance Products – ICL Performance Products further cleans some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases clean phosphoric acid from other sources and also manufactures thermal phosphoric acid. The clean phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts, which are also used as a raw material for manufacturing food additives, flame-retardants and fire extinguishment products. ICL Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources and manufactures specialty products, based on aluminum acids and other raw materials. The manufacturing of ICL’s performance products is mostly carried out at production sites in Europe, (particularly in Germany), the United States, Brazil, Israel, China, Mexico and other countries.

In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium as well as magnesium alloys.

As part of the Company's efforts to improve its business management and processes, effective May 1, 2016, their execution will be via business units clustered under two divisions: the Essential Minerals Division – consisting of Potash & Magnesium and Phosphates; and the Specialty Solutions Division – consisting of food, Specialty Fertilizers, Advanced Additives and Industrial Products. The Company is examining the impacts of this decision, if any, on the operating segments included in the financial statements.

Israel Chemicals Limited Q1 2016 Results 23

Results of operations

Results of operations for the period January-March 2016

Sales

ICL's sales in the first quarter of 2016 amounted to $1,265 million, compared with $1,403 million in the corresponding quarter last year. After eliminating the impact of the strike at ICL Dead Sea and ICL Neot Hovav in the corresponding quarter last year, in the amount of approximately $164 million, the sales decreased by $302 million. This decrease is attributable mainly to a decrease in the quantities sold, in the amount of approximately $227 million, primarily in the fertilizers' segment (mainly potash), a drop in the selling prices, in the amount of approximately $77 million (mainly potash), sales of non-core businesses that were divested last year, in the amount of approximately $49 million, and the impact of the change in the currency exchange rates (mainly devaluation of the euro and the pound against the dollar), in the amount of approximately $19 million. This decrease was partly offset by consolidation of the joint venture in China, which led to an increase in revenues in the amount of approximately $70 million.

Sales by geographical regions based on the location of the customer:

	1-3/2016		1-3/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	586	46	639	46	2,068	38
North America	267	21	323	23	1,253	23
Asia	239	19	221	16	1,118	21
South America	92	7	118	8	585	11
Rest of the world	81	6	102	7	381	7
Total	1,265	100	1,403	100	5,405	100

The breakdown of sales in the first quarter of 2016 indicates a decrease in sales in Europe, deriving mainly from the non-core divestitures in the Performance Products segment and due to a decline in the quantities sold and the selling prices of potash and phosphate fertilizers. The decline in sales in North America stemmed mainly from a decrease in the quantities sold of clear brine solutions for the oil drilling industry and from a decline in the quantities sold and the selling prices of potash. The sales in Asia increased, mainly due to consolidation of the joint venture in China, an increase in the quantities sold and the selling prices of elemental bromine and bromine-based flame retardants, while such increase was partially offset by a decrease in the quantities sold and the selling prices of potash. The sales in South America decreased mainly due to a decrease in the quantities and selling prices of the phosphate fertilizers and the fall in the prices of the potash sold in Brazil.

Cost of sales

The cost of sales in the first quarter of 2016 amounted to $899 million compared with $957 million in the corresponding quarter last year. After eliminating the impact of the strike at ICL Dead Sea and ICL Neot Hovav in the corresponding quarter last year, in the amount of about $39 million, the cost of sales decreased by approximately $97 million. This decrease stems mainly from a decrease in the cost of sales as a result of a decrease in the quantities sold as stated above, in the amount of approximately $95 million, a decrease in costs due to the non-core divestitures last year, in the amount of approximately $31 million, a decrease in raw-material and energy prices, in the amount of approximately $28 million (mainly a decline in the prices of sulfur, ammonia and raw materials for production of bromine-based and phosphorous-based products, as

Israel Chemicals Limited Q1 2016 Results 24

well as a drop in energy prices, mainly in Israel, which was partially offset by the increase in energy expenses in ICL Dead Sea and ICL Rotem, due to the system-wide electricity costs, in the amount of approximately $4 million), the impact of the change in the currency exchange rates, in the amount of approximately $12 million (mainly devaluation of the exchange rates of the euro and the pound against the dollar), a decline in royalties, in the amount of approximately $8 million, as a result of the decline in the quantities sold and selling prices along with decline in the salary costs, in the amount of approximately $6 million, due to implementation of the efficiency plans. This decrease was partly offset by an increase in the cost of sales due to consolidation of the joint venture in China, in the amount of approximately $69 million, an increase in depreciation expenses, in the amount of approximately $10 million, as a result of acceleration of depreciation in ICL UK following the update of the potash reserves made last year and an increase in amortization of additional stripping costs incurred as a result of increased production in the first quarter in ICL Rotem and an increase in other operating expenses, in the amount of approximately $4 million.

Energy costs constituted approximately 7% of ICL's total operating costs in the first quarter of 2016. Energy costs in the period of the report increased by approximately 13% compared with the corresponding quarter last year, despite the decline in the gas prices and electricity tariffs, mainly due to the lower quantities produced in Israel in the corresponding quarter last year as a result of the strike at ICL Dead Sea and ICL Neot Hovav in 2015.

Selling and marketing expenses

Selling and marketing expenses in the first quarter of 2016 amounted to $155 million, compared with $170 million in the corresponding quarter last year.

The decrease is attributable mainly to a decrease in the shipping costs, in the amount of approximately $29 million, due to a decline in the quantities sold, a decline in the shipping prices, in the amount of approximately $7 million, and the impact of the divestitures of non-core businesses. This decrease was partly offset due to the consolidation of the joint venture in China. In the corresponding quarter last year, the selling and marketing expenses declined due to the strike at ICL Dead Sea and ICL Neot Hovav.

Marine transportation expenses represent approximately 5% of ICL’s total operating costs in the first quarter 2016 – a decrease of approximately 24% compared with the corresponding quarter last year. This decrease is attributable to the decline in the shipping prices, due to the drop in the oil and fuel prices, and a decline in the total shipments, as a result of the weakness in the fertilizers' market. Marine shipping prices were significantly lower than in the corresponding quarter last year, due to, among other things, the drop in oil prices that started in the second half of 2014. The average BDI index (Baltic Dry Index) for the first quarter of 2016 was 358 points, a decrease of 44% compared with the average BDI index for the fourth quarter of 2015 and a decrease of 42% compared with its value in the corresponding quarter last year.

General and administrative expenses

General and administrative expenses in the first quarter of 2016 amounted to $80 million, compared with $76 million in the corresponding quarter last year. The increase stems mainly from consolidation of the joint venture in China, and an increase in the non-cash expenses in respect of the equity compensation plan granted to employees. The expense in the corresponding quarter last year was impacted by the strike at ICL Dead Sea and ICL Neot Hovav.

Israel Chemicals Limited Q1 2016 Results 25

Research and development expenses

Research and development expenses in the first quarter of 2016 amounted to $17 million, compared with approximately $19 million in the corresponding quarter last year.

Other income and other expenses, net

Other expenses, net, in the first quarter of 2016, amounted to $7 million. These expenses included mainly a provision for early retirement at ICL Neot Hovav in the amount of approximately $6 million, resulting from the implementation of an efficiency plan, a loss from sale of a subsidiary in the United States in the Industrial Products segment, in the amount of approximately $1 million, and a provision for a legal claim, in the amount of approximately $1 million. In the corresponding quarter last year, other income, net, included mainly income from the sale of non-core business activities, in the amount of approximately $209 million, offset by an impairment in the value of assets in Germany, in the amount of approximately $34 million, and a provision for early retirement in ICL Neot Hovav, in the amount of approximately $36 million, as a result of implementation of the efficiency plan.

Financing expenses, net

The net financing expenses in the first quarter of 2016 amounted to $28 million, compared with $16 million in the corresponding quarter last year, an increase of $12 million. This increase stems mainly from an increase in the interest expenses, in the amount of approximately  $8 million, due to an increase in the total debt, a decrease of approximately $2 million, relating to capitalization of credit costs as a result of completion of a number of projects that qualified for capitalization in the corresponding quarter last year, and an increase of approximately $15 million in the currency exchange rate expenses relating to provisions for employee benefits due to an upward revaluation of the shekel against the dollar at the rate of about 3.2%, compared with a devaluation of about 2.3%, in the corresponding quarter last year. On the other hand, there was an increase of approximately $8 million in revenues due to a change in the fair value of foreign currency hedging transactions, energy and marine transportation. In addition, there was a decrease in the interest expenses in respect of provisions of employee benefits at the amount of approximately $5 million, compared with the corresponding quarter last year, mainly due to employee retirements.

Tax expenses

Tax expenses in the first quarter of 2016 amounted to $22 million, compared with tax expenses of $81 million in the corresponding quarter last year. The tax rate on pre-tax income was 27%, about the same as the rate in the corresponding quarter last year. The tax rate in the current period was impacted mainly by recognition of tax expenses in respect of prior periods, in the amount of approximately $13 million, as a result of the decision of the tax court in Belgium (for additional information – see Note 8 to the condensed consolidated interim financial statements included in this report) and as a result of tax expenses due to differences in the measurement base of the income reported for tax purposes and the measurement base thereof for financial reporting purposes as a result of the strengthening of the shekel against the dollar. On the other hand, the Company recognized deferred tax income in the current period, in the amount of approximately $9 million, as a result from the change in Companies Tax rate in Israel from 26.5% to 25%, which also reduced the current taxes in Israel.

Israel Chemicals Limited Q1 2016 Results 26

Financial Figures and non-GAAP Financial Measures

	1-3/2016		1-3/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,265	-	1,403	-	5,405	-
Gross profit	366	29	446	32	1,803	33
Operating income	107	8	315	22	765	14
Adjusted operating income	115	9	275	-	994	-
Income before tax	81	6	298	21	668	12
Net income attributable to the Company's shareholders	66	5	217	15	509	9
Adjusted net income attributable to the Company's shareholders	85	7	193	-	699	-
Adjusted EBITDA (1)*	223	18	354	-	1,361	-
Cash flows from current operations	222	-	66	-	573	-

(1)	See “Adjusted EBITDA for the periods of activity” below.

Adjustments to reported operating and net income

	1-3/2016	1-3/2015	2015
	$ millions	$ millions	$ millions
Operating income	107	315	765
Impact of employee strike	-	99	248
Capital loss (gain) from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	1	(209)	(208)
Impairment of assets	-	34	90
Provision for early retirement and dismissal of employees	6	36	48
Income from consolidation of previous equity method investee	-	-	(7)
Provision in respect of prior periods resulting from an arbitration decision	-	-	10
Retroactive electricity charges	-	-	20
Provision for legal claims	1	-	8
Provision for historical waste removal	-	-	20
Total adjustments to operating income	8	(40)	229
Total adjusted operating income	115	275	994
Total tax impact on the above adjustments and deferred tax adjustments (1)	(11)	(16)	39
Total net income attributable to the shareholders of the Company	66	217	509
Total adjusted net income attributable to the shareholders of the Company	85	193	699

(1)	Non-recurring deferred tax adjustments at DSM in 2015 and at ICL Belgium in 2016. See Note 8(4) to the condensed consolidated interim financial statements included in this report.

Israel Chemicals Limited Q1 2016 Results 27

We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table below. We calculate our adjusted net income by adjusting our net income to add certain items, as set forth in the reconciliation table below, excluding the total tax impact of such adjustments. You should not view adjusted operating income or adjusted net income as a substitute for operating income or net income determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income may differ from those used by other companies.

Nonetheless, we believe adjusted operating income and adjusted net income provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

The following table reconciles adjusted operating income for the period ended March 31, 2016 for each of our operating segments to operating income, which is the most similar IFRS measure:

	For the Period Ended March 31, 2016
	Fertilizers				Other activities
	Potash	Phosphate	Industrial Products	Performance Products	and Eliminations	Consolidated
	$ millions

Operating income	26	14	40	25	2	107
Capital gain from divestitures of non-core businesses	-	-	1	-	-	1
Provision for early retirement	-	-	6	-	-	6
Provision for legal claims	1	-	-	-	-	1
Total adjustments to operating income	1	-	7	-	-	8
Total adjusted operating income	27	14	47	25	2	115

Israel Chemicals Limited Q1 2016 Results 28

Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	1-3/2016	1-3/2015	2015
	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	66	217	509
Depreciation and amortization	99	80	353
Financing expenses, net	28	16	108
Taxes on income	22	81	162
Adjustments *	8	(40)	229
Total adjusted EBITDA	223	354	1,361

* See "Adjustments to reported operating and net income" above.

We disclose in this Quarterly Report non-IFRS financial measures titled Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company’s shareholders. We use Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company’s shareholders to facilitate operating performance from period to period. Adjusted EBITDA is defined as the net income to the Company shareholders plus depreciation and amortization plus financing expenses, net, and taxes on income and plus certain items as presented in the reconciliation table which were adjusted for the operating income and net income attributable to the Company’s shareholders. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this report by the Company, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Israel Chemicals Limited Q1 2016 Results 29

Operating Segments – ICL Fertilizers

Significant highlights:

•	The slowdown in the global economy continued to challenge the business environment. The prices of crop commodities declined further during the first months of 2016, weighing heavily on the decision of farmers to take positions on fertilizer volumes. The potash market is adversely affected by the delay of the 2016 contract with China, which is usually a trigger for other markets, setting a price benchmark for the year.

Business environment

The volatility of many currencies against the U.S. dollar led to lower fertilizer imports in many regions. This was especially notable in India and Brazil having an adverse impact on first quarter of 2016 imports. On the other hand, the devaluation of the Russian ruble improved the competitiveness of its exports, allowing local producers to increase their market share, in light of the low prices, while maintaining their profit margins.

Based on data of the U.S. Department of Agriculture published on May 10, 2016, the grains' stock to use ratio is expected to be approximately 24.25% for the 2016/2017 agricultural year, a minor decrease from a level of 23.3% in the 2015/2016 agricultural year.

Potash imports into China during the first quarter of 2016 reached 1.94 million tonnes, a decline of approximately 2% compared with 1.98 million tonnes imported in the corresponding quarter last year. A decline was recorded in March, after an increase in January and February, due to an overflow from orders placed last year. Accumulation of high inventories in the country and the delay in the signing of contracts for 2016, is depressing demand for new imports. By utilizing its ability to stockpile in the open air, ICL Dead Sea was able to produce at full capacity and will be able to react quickly when business resumes.

Potash imports into India during the first quarter of 2016 amounted to approximately 605 thousand tonnes, a decrease of approximately 34% compared to the corresponding quarter last year. The slowdown stems from the high level inventory in the beginning of the year as a result of slow demand in 2015 due to the weak monsoon rains and from the devaluation of the rupee against the dollar. Based on the latest weather forecasts, the coming monsoon season should provide higher than average rainfalls, which may contribute to improved demand for fertilizers.

According to ANDA (Brazilian national fertilizer association), potash imports into Brazil in the first quarter of 2016 amounted to approximately 1.38 million tonnes, an increase of approximately 2.4% compared to the corresponding quarter last year. The increase is attributable mainly to renewed demand in February and March, after a slow start in January.

According to preliminary statistics issued by the International Fertilizers Association (IFA) in March 2016, global deliveries of potash in 2015 reached 38.1 million tonnes of the nutrient (K2O), a 4% decrease compared with deliveries of 39.6 million tonnes of K2O in the full 2014 year (figures refer to potash in the form of potassium chloride, with the exception of Germany and Chile for which production includes other forms of primary potash). The downward trend in potash prices continued during the first quarter of 2016, forcing producers to make production curtailments.

Israel Chemicals Limited Q1 2016 Results 30

Global demand for phosphate fertilizers was subdued during the first quarter of 2016 mainly due to lower demand in India, the world’s largest phosphate importer. Lower than average monsoon rains and the devaluation of the rupee against the dollar led to higher than average inventory levels, which resulted in lower imports.

Low demand for phosphates was recorded in Brazil as well. During the first quarter of 2016, combined DAP, MAP, TSP and SSP imports declined by 23% to 588 thousand tonnes P2O5.

On average, DAP/MAP prices FOB Morocco were down by 20% in the first quarter of 2016 compared to the same period in 2015, while TSP CFR Brazil prices were down by 18% and SSP CPT Brazil prices were down by 22% at the same quarter. The decline is attributed to the weakening of the demand and as a result of an increased supply capability by China, Morocco and Saudi Arabia.

Chinese DAP and MAP exports are lagging considerably behind the first quarter of 2015 levels as domestic producers have concentrated on local supply, due to falling international prices.

Phosphoric acid prices in India for the second quarter of 2016 negotiations have reached a stalemate with sellers and buyers price ideas being far apart.

Weaker domestic phosphate demand in China and lower prices also affected the results of our YPH JV, which recorded negative operating income in the first quarter of 2016. ICL has accelerated its efficiency plan for the JV in China including through reductions in labor & G&A expenses. The gradual transformation into specialty products will also support our ability to improve the business performance in light of the weakness in the commodity phosphate market in China.

The results of ICL Specialty Fertilizers were unfavorably impacted by an increase in the level of competition with respect to a number of main markets and products, the weakening of sale currencies and slower demand in Asia Pacific.

Controlled release fertilizers, which are produced by our specialty fertilizers business unit in the Netherlands and the US, contain, among others things, a polymer coating which are not readily bio-degradable. On March 18, 2016, an initial proposal of the new European fertilizer legislation regarding fertilizer products that contain bio-degradable polymers was published for the comments of the European Commission. Final implementation of the legislation is subject to comments from the member states in the European Union. The Company estimates that final implementation of the legislation will take a few years. The proposal establishes a certain threshold for bio-degradation of polymer coating used in fertilizers (90% of the polymer should degrade within two years). The Company is examining the impact of this initial proposal on its operations.

Israel Chemicals Limited Q1 2016 Results 31

Results of Operations

Below is a percentage breakdown of the segment's sales and operating income in the period of the report, by areas of operation (before setoffs of inter-segment sales):

	1-3/2016		1-3/2015		2015
	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*

Sales
Potash	260	-	377	-	1,450	-
Fertilizers and phosphate	474	-	452	-	1,703	-

Operating income
Potash	26	10	92	24	375	26
Fertilizers and phosphate	14	3	43	9	154	9

Adjusted operating income
Potash	27	10	177	-	575	-
Fertilizers and phosphate	14	3	43	10	165	-

*Percentage of the total sales by areas of operation.

Potash – Production and Sales

Thousands of Tonnes	1-3/2016	1-3/2015	2015
Production	1,348	834	4,195
Sales to external customers	893	1,067	4,259
Sales to internal customers	24	74	298
Total sales (including internal sales)	917	1,141	4,557
Closing inventory	983	607	552

Potash – Average Selling Price

	1-3/2016	1-3/2015	2015
Average potash selling price - FOB	235	292	280

Israel Chemicals Limited Q1 2016 Results 32

Fertilizers and Phosphates – Production and Sales

Thousands of Tonnes	1-3/2016	1-3/2015	2015
Phosphate rock
Production of rock	1,341	930	4,417
Sales *	362	303	1,624
Phosphate rock used for internal purposes	751	700	2,767
Fertilizers
Production	573	390	1,639
Sales *	506	423	1,584

* To external customers.

Results of operations for the period January - March 2016

Potash

Sales

Sales of potash in the first quarter of 2016 were $260 million compared to $377 million in the corresponding quarter last year. After eliminating the impact of the strike at ICL Dead Sea in the corresponding quarter last year, in the amount of approximately $136 million, the sales decreased by the amount of approximately $253 million, compared with the corresponding quarter last year. This decrease stemmed mainly from a decrease in the quantities sold, in the amount of approximately $183 million, a decrease in the selling prices, in the amount of approximately $62 million, and the impact of the change in currency exchange rates in the amount of approximately $8 million, mainly due to the devaluation of the exchange rate of the euro and the pound against the dollar.

Production and Sales

The quantity of potash sold to external customers in the first quarter of 2016, was approximately 174 thousand tonnes lower than the corresponding quarter last year, mainly due to a delay in signing new contracts with customers in China and lower imports to India as a result of accumulation of large inventories. Nonetheless, production of potash in the first quarter of 2016 was approximately 514 thousand tonnes higher than in the corresponding quarter last year, due to the strike at ICL Dead Sea, expansion of the processing capabilities at ICL Dead Sea (“Stage 11”) and an increase in the production quantities at ICL Iberia.

Operating Income

The operating income in the first quarter of 2016 amounted to $26 million, compared with operating income of $92 million in the corresponding quarter last year. The adjusted operating income in the first quarter of 2016, excluding a provision of approximately $1 million for legal claims, amounted to $27 million. The adjusted operating income in the first quarter of 2015, excluding the impact of the strike at ICL Dead Sea in the amount of approximately $85 million, totaled $177 million.

The decrease in adjusted operating income in the first quarter of 2016, in the amount of approximately $150 million, stemmed mainly from a decrease in quantities sold, in the amount of approximately $183 million, a decrease in the selling prices, in the amount of approximately $62 million, an increase in depreciation expenses, in the amount of approximately $4 million, stemming mainly from acceleration of the deprecation of the facilities of ICL UK due to the update of the potash reserves last year, the impact of the change in the currency exchange rates, in the

Israel Chemicals Limited Q1 2016 Results 33

amount of $2 million and increase in other operating expenses, in the amount of approximately $15 million due to, among other things, an increase of the maintenance costs at ICL Dead Sea. This decrease was partially offset by a decrease in the cost of sales due to a decrease in the quantities sold, in the amount of approximately $73 million, a decrease in the shipping costs, in the total amount of approximately $29 million, mainly as a result of a decline in the quantities sold, a drop in the salary costs, in the amount of approximately $6 million, mostly due to implementation of efficiency plans and a decline in the royalties expenses, in the amount of approximately $8 million, due to a drop in the quantities sold and the selling prices.

Fertilizers and Phosphates

Sales

The increase in sales in the first quarter of 2016 is attributable to the first-time consolidation of the joint venture in China, in the amount of approximately $63 million. On the other hand, this increase was partly offset by a decrease in the selling prices, mainly of fertilizers and green phosphoric acid, in the amount of approximately $24 million, a decrease in the quantities sold (excluding of the contribution of the joint venture in China), in the amount of approximately $13 million, and as a result of changes in the currency exchange rates, in the amount of approximately $4 million.

Production and Sales

The quantity of the fertilizers sold in the first quarter of 2016 was approximately 83 thousand tons higher than in the corresponding quarter last year, mainly due to first-time consolidation of the joint venture in China. This increase was partly offset by a decrease in the quantities sold in Brazil.

Manufacture of phosphate fertilizers in the first quarter of 2016 was approximately 183 thousand tonnes higher than in the corresponding quarter last year, as a result of the first-time consolidation of the joint venture in China.

The production of phosphate rock in the first quarter of 2016 was approximately 411 thousand tonnes higher, compared with the corresponding quarter last year, due to the consolidation of the joint venture in China and an increase in production in Israel.

Operating Income

The decrease in operating income in the first quarter of 2016 derives from a decrease in the selling prices, in the amount of approximately $24 million, the operating loss from the first-time consolidation of the joint venture in China in the amount of approximately $14 million as well as a decrease in the quantities sold from our Israeli and European facilities, in the amount of approximately $3 million, a change in the currency exchange rates, in the amount of approximately $2 million, and an increase in the depreciation expenses, in the amount of $4 million, mainly due to an increase in amortization of additional stripping costs incurred as a result of increased production at ICL Rotem in the first quarter. On the other hand, this decrease was partly offset by a decrease in the prices of raw materials and energy, in the amount of approximately $15 million, mainly due to a decrease in sulfur and ammonia prices, a decrease in shipping expenses, in the amount of approximately $2 million, and a decrease in other operating expenses, in the amount of approximately $1 million, mainly due to a reduction in the maintenance costs.

Israel Chemicals Limited Q1 2016 Results 34

Operating Segments – ICL Industrials Products

Significant highlights:

•	Elemental bromine prices in China were stable during the first quarter of 2016 (despite the weakened RMB) following a significant increase during the second half of 2015. Prices are now approximately 50% higher than their level in Q3 2014 when price increases were initially announced. In addition, bromine prices are increasing globally. Prices of bromine derivatives are also increasing globally, depending on their bromine content. Price increases are expected to further contribute during 2016 based on contract renewals.

•	Significant sales growth in FR122P (the new polymeric flame retardant used in insulation materials in the construction sector) as the European and Japanese markets have phased out HBCD. In addition, there is a growing interest for this product in Asia Pacific and North America and prices are increasing gradually. In February 2016, a long term agreement was signed with Albemarle for supply of FR-122P from ICL’s Israel and Netherlands plants.

•	Lower oil and gas prices led to a significant decrease in demand for clear brine fluids and industrial potash in the first quarter of 2016.

•	Efficiency is expected to continue to contribute throughout 2016 and beyond, as the plan is expanded globally.

•	Consistent with the Company’s strategy to focus on our core markets of Agriculture, Food and Engineered Materials, the sale of Clearon, our chlorine based biocides business, was finalized.

Business environment

First quarter demand for flame retardants in the printed circuit boards market was stable compared to the first quarter of 2015. The demand for flame retardants for the electric appliances, electronics and automotive markets was slightly higher compared to the first quarter of 2015. Demand for bromine in the Butyl rubber industry remained stable. Demand for Merquel increased due to the continued implementation of the Mercury Emission Control Regulation in the US.

The relatively high level of Elemental Bromine prices in China is attributable to, among other things, stricter hazardous materials manufacturing and transport regulations by the Chinese authorities following the Tianjin explosion in 2015.

Sales of phosphorous-based flame retardants were unfavorably impacted by an increase in competition from Chinese manufacturers which resulted in lower volume and price pressure.

The de-icing market in the US experienced soft demand during the first quarter of 2016 due to a relatively mild winter.

The low oil prices adversely impacted the demand for the Company’s products intended for the oil drilling market. On the other hand, the decline in the fuel prices reduced the energy costs and caused a decrease in the prices of a number of raw materials produced in the fuel value chain.

Israel Chemicals Limited Q1 2016 Results 35

Results of Operations

	1-3/2016		1-3/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales*	286	**23	283	**20	1,115	**21
Operating income (loss)	40	***14	(16)	-	(24)	-
Adjusted operating income	47	***16	32	-	145	-

* Including revenue from inter-segment sales.

** Percentage of the Company's total sales.

*** Percentage of the segment's total sales.

Results of operations for the period January - March 2016

Sales

Sales of the ICL Industrial Products segment in the first quarter of 2016 were $286 million compared to $283 million in the corresponding quarter last year. After eliminating the impact of the strike at ICL Neot Hovav and ICL Dead Sea in the first quarter of 2015, in the amount of approximately $28 million, the sales decreased by $25 million. This decrease stems mainly from lower quantities sold of bromine-based and potash-based clear brine solutions for the oil drilling market, phosphorous-based flame retardants and specialty minerals, in the amount of approximately $26 million, as a result of a decline in oil prices, increased competition from China and low demand for de-icing materials owing to the weather conditions, and from the impact of the changes in the currency exchange rates, in the amount of approximately $2 million. This decrease was partly offset by an increase in selling prices, mainly of bromine-based products, in the amount of approximately $3 million (offset by a decrease in the prices of phosphorous based flame retardants and packed potash).

Operating income

The operating income in the first quarter of 2016 amounted to $40 million, compared with an operating loss of $16 million in the corresponding quarter last year. The adjusted operating income in the first quarter of 2016, amounted to $47 million, after eliminating a provision for early retirement, in the amount of approximately $6 million, and a loss from sale of a subsidiary in the United States that is not part of the Company’s core business, in the amount of approximately $1 million, compared with adjusted operating income in the corresponding quarter last year of approximately $32 million, which excludes a provision for early retirement, in the amount of approximately $36 million, and the impact of the strike at ICL Neot Hovav and ICL Dead Sea, in the amount of about $12 million.

The increase in the adjusted operating income of approximately $15 million stems primarily from an increase in the selling prices, mainly from bromine-based products (offset by a decrease in the prices of phosphorous flame retardants and packed potash), in the amount of approximately $3 million, a decline in the prices of energy, shipping and raw materials used in bromine-based and phosphorous-based products, in the amount of approximately $11 million, a decrease in salary costs, in the amount of approximately $6 million, as a result of implementation of the efficiency plan, and a decline in other operating expenses, in the amount of approximately $1 million. On the other hand, this increase was partly offset by the decrease in the quantities sold, in the amount of approximately $6 million.

Israel Chemicals Limited Q1 2016 Results 36

Operating Segments - ICL Performance Products

Significant highlights:

•	Acquisitions in the Food Specialties areas and of the YPH JV in China contributed to improvement of the sales.

•	Dairy proteins volume improved with added customers.

•	Advanced Additives P205 chain also improved due to impact of the YPH JV.

Business environment

Strong sales of dairy proteins acquired in 2015 and new blended solutions, contributed significantly to Food Specialties in the first quarter of 2016 driven mainly due to increased demand from new customers. During the first quarter of 2016, Food Specialties increased manufacturing capacity in North America and Europe in order to service the expanding customer and specialty product portfolio. In the base business, the European market is exhibiting flat demand and customer inventory levels remain elevated resulting in weak order levels. In North America, sales volume was unexpectedly soft as some customers began the quarter by destocking inventory levels from the previous quarter. In North America and Europe competitors are tending to emphasize market share over price which is putting downward pressure on the current price levels.

Consolidation of the YPH joint venture in China contributed to Advanced Additives sales in both the Industrial Specialties and Acids business lines. In North America, Industrial Specialties outperformed the corresponding quarter last year on the higher volume in the paints and coatings market. European Industrial Specialties volumes fell short of prior year's levels as the industry competitors responded to excess capacity resulting from the ADW (Automatic Dish Washer) ban. Phosphoric acid sales exceeded the prior year period’s levels due to sales by the YPH JV which offset the unfavorable impacts from the weak Brazil economy. The current weak economic environment in Brazil is expected to continue during the year due to the ongoing recession and political situation.

The P2S5 business experienced significant inventory control actions by customers early in the first quarter of 2016, as the oil lubricant industry experienced a drop in global demand for Zinc-Dithio-Phosphate, an organic phosphate produced by ICL customers using ICL’s P2S5. Because of the demand decline, some customers implemented plant shutdowns. Order levels are expected to return to normal levels in the second quarter of 2016, for the US, however, in Europe, the second quarter is expected to be soft as a result of an extended plant outage of a major customer.

Israel Chemicals Limited Q1 2016 Results 37

Results of Operations

	1-3/2016		1-3/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales*	321	**25	364	**26	1,472	**27
Operating income	25	***8	205	***56	319	***22
Adjusted operating income	25	***8	30	***8	139	***9

* Including revenue from inter-segment sales.

** Percentage of the Company's total sales.

*** Percentage of the segment's total sales.

Results of operations for the period January - March 2016

Sales

The total sales in the first quarter of 2016 amounted to $321 million – a decrease of $43 million compared with the corresponding quarter last year. This decrease is mainly attributable to the sale of non-core businesses in the amount of approximately $49 million, and the impact of the changes in currency exchange rates, in the amount of approximately $5 million, mainly from the devaluation of the euro exchange rate against the dollar. On the other hand, there was an increase in the quantities sold, including the first-time consolidation of the joint venture in China, in the amount of approximately $10 million, and an increase in selling prices in the amount of approximately $1 million.

Operating income

The reported and adjusted operating income in the first quarter of 2016, amounted to $25 million – a decrease of $180 million, compared with the corresponding quarter last year. The adjusted operating income in the first quarter of 2015 amounted to $30 million, excluding the income from the divestures of the non-core businesses in the amount of approximately $209 million and an impairment of assets in Germany, in the amount of approximately $34 million.

The decline in the adjusted operating income in the first quarter of 2016, which amounted to $5 million, stems mainly from the sale of the non-core businesses, and the mix of the products manufactured and sold which had a negative impact of approximately $4 million and $11 million, respectively. On the other hand, there was a decline in energy and raw-material prices (mainly of white phosphorous acid (WPA)), which contributed approximately $9 million, and an increase in the selling prices, in the amount of approximately $1 million.

Israel Chemicals Limited Q1 2016 Results 38

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the first quarter of 2016, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the first quarter of 2016, the cash flows provided by operating activities increased compared with the corresponding quarter last year by $156 million. This increase stems mainly from a decrease in the working capital, mainly as a result of a decrease in the trade receivables balances, due to a decline in the sales of potash, owing to a delay in signing new supply contracts in China and India, which was partially offset by an increase in the inventory balances as production continued at normal levels.

Net cash used in investing activities:

In the first quarter of 2016, the cash flows used in investing activities increased compared with the corresponding quarter last year, by $525 million. This increase stems mainly from a significant increase in the proceeds received in the corresponding quarter last year from sale of businesses that are not part of the Company's core businesses, in the amount of approximately $341 million, compared with approximately $17 million received in the first quarter of 2016, and payment for acquisition of 15% of the shares of YTH, in the amount of approximately $250 million, which was paid during the first quarter of 2016. In addition, there was an increase in cash flows used for investments in property, plant and equipment, in the amount of approximately $38 million, mainly as a result of the strike that took place in the corresponding quarter last year (however, capital expenditures for the quarter totaled $163 million, in line with the Company’s new target not to exceed $650 million), offset by a decline in investments in business combinations, in the amount of approximately $92 million, which was paid in the corresponding quarter last year.

Net cash provided by (used in) financing activities:

In the first quarter of 2016, there was an increase of approximately $290 million in the cash flows provided by financing activities compared with the corresponding quarter last year. The main factor causing the increase is the net increase in long-term and short-term loans in the amount of approximately $157 million, compared with a net increase in repayment of loans in the amount of approximately $133 million used in financing activities in the first quarter of 2015. The increase is mainly due to financing the acquisition of 15% of the shares of YTH, in the amount of approximately $250 million, which was completed during the first quarter of 2016.

Israel Chemicals Limited Q1 2016 Results 39

Debt Movement

As at March 31, 2016, the net financial liabilities of ICL amounted to $3,431 million, an increase of $201 million compared with the balance at the end of 2015. The debt increase is mainly due to the purchase of 15% of the shares of the public company Yunan Yuntianhua, the shares of which are traded on the Chinese stock exchange, in the aggregate amount of approximately $250 million

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for provision of a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million. As at March 31, 2016, ICL had used approximately $316 million of the securitization facility.

ICL also has long-term credit facilities of $1,890 million and €100 million, of which approximately $524 million has not been used as of March 31, 2016.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

For additional information regarding new credit facilities, amounts raised and issuance of a new series of debentures (Series E) – see Note 5 to the condensed consolidated interim financial statements included in this report.

Dividend policy

Further to the Company's announcement of March 16, 2016, regarding measures the Company is taking to strengthen its financial position, and due to the continuing volatile and uncertain situation in the agricultural commodities market, ICL’s Board of Directors has decided to adapt the Company’s dividend policy. For 2016 and 2017, ICL’s dividend payout ratio will comprise up to 50% of its adjusted annual net income, compared to the prior policy of up to 70% of the net income. This adaptation will serve to increase certainty for the Company’s shareholders regarding ICL’s distribution of dividends while maintaining ICL’s financial strength. The Company’s Board of Directors will revisit the dividend policy once market conditions stabilize.

The Board of Directors declared that a dividend totaling $35 million, or $0.03 per share, will be paid on June 22, 2016, in respect of ICL’s first quarter 2016 results.

Critical Accounting Estimates

There have been no material changes to our critical accounting estimate policies in the three-month period ended on March 31, 2016.

Israel Chemicals Limited Q1 2016 Results 40

Board of Directors and Senior Management Updates

On March 14, 2016, the Company notified that Mr. Eran Sarig, a Company director, completed his position on the Company's Board of Directors, this being further to conclusion of his service as an officer in Israel Corporation Ltd. (the Company's controlling shareholder).

Mr. Asher Grinbaum, Executive Vice President & COO, will retire on July 1, 2016. Mr. Charlie Weidhas, who is currently the CEO of ICL Industrial Products, will replace Mr. Grinbaum. At the Company's request, Mr. Grinbaum agreed to continue to serve the Company in a part-time position and to provide it consulting services in connection with a number of its main projects.

On March 6, 2016, the Company announced that Mr. Nir Gilad, Executive Chairman of the Board of Directors, will be retiring on September 1, 2016. Pursuant to the recommendation of the Search Committee, on April 20, 2016, the Company’s Board of Directors decided to appoint Mr. Johanan Locker as member of the Company's Board of Directors, commencing as of the above date, and as Executive Chairman of the Board, effective no later than September 1, 2016. The Company intends to convene a General Meeting of the shareholders shortly, in order to approve the terms of Mr. Locker's service.

As of May 1, 2016, Mr. Karl Georg Mielke, President & CEO of ICL Specialty Fertilizers, and Ms. Lisa Haimovitz, Senior Vice-President and Global General Counsel & Company Secretary, are no longer considered executive officers of the Company.

Risk Factors

In the three-month period ended on March 31, 2016, there were no material changes in the risk factors previously disclosed in our annual report on Form 20-F for the year ended December 31, 2015.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our annual report on Form 20-F for the year ended December 31, 2015.

Legal Proceedings

We are subject to various litigation and other legal proceedings. For a discussion of this matter, see "Contingencies, Litigations and Other Matters" in Note 8 to the condensed consolidated interim financial statements included in this report.

Israel Chemicals Limited Q1 2016 Results 41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 18, 2016